ADDENDUM TO

INVESTMENT MANAGEMENT AGREEMENT

This Addendum dated April 1, 2014, is to the Investment Management Agreement made April 1, 1999, respectively, (the “Agreement”) by and between  Franklin Small Cap Value Fund, a series of FRANKLIN VALUE INVESTORS TRUST, a Delaware Statutory Trust (the “Trust”), and Franklin Advisory Services, LLC, a Delaware limited liability company, (the “Adviser”).

WHEREAS, both the Advisers and the Trust wish to revise the investment management fee schedule of the Agreement; and

WHEREAS, the Board of Trustees of the Trust, including a majority of the Independent Trustees of the Trust present in person, approved the following addendum at a meeting on February 21, 2014.

            NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree as follows:

          A.           For purposes of calculating such fee, the value of the net assets of the Fund shall be the net assets computed as of the close of business on the last business day of the month preceding the month in which the payment is being made, determined in the same manner as the Fund uses to compute the value of its net assets in connection with the determination of the net asset value of the Fund’s shares, all as set forth more fully in the Fund’s current prospectus and statement of additional information.  The annual rate of the management fee shall be as follows:

0.75% of the value of net assets up to and including $500 million;

0.625% of the value of net assets over $500 million up to and including $1 billion;

0.50% of the value of net assets over $1 billion up to and including $5 billion; and

0.49% of the value of net assets in excess of $5 billion.

IN WITNESS WHEREOF, this Addendum has been executed on behalf of each party as of the date set forth above.

Addendum to IMA Franklin Small Cap Value Fund 4-1-14

FRANKLIN VALUE INVESTORS TRUST

on behalf of Franklin Small Cap Value Fund

By: /s/ Steven J. Gray

Steven J. Gray

Title:    Vice President and Secretary

FRANKLIN ADVISORY SERVICES, LLC

By: /s/ William J. Lippman

William J. Lippman

Title:    President

Addendum to IMA Franklin Small Cap Value Fund 4-1-14